VIEWTRAN GROUP, INC.
Suite 1501, Tower C, Skyworth Building

High-Tech Industrial Park

Nanshan, Shenzhen 518057, People’s Republic of China

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To be held May 27, 2015

To the Shareholders of Viewtran Group, Inc.

Notice is hereby given that the extraordinary general meeting of shareholders of Viewtran Group, Inc. (the “Company”) will be held on May 27, 2015 at 10:30 a.m. Beijing time at our offices, Suite 1501, Tower C, Skyworth Building, High-Tech Industrial Park, Nanshan, Shenzhen 518057, People’s Republic of China. The phone numbers to listen to the extraordinary general meeting are: for those in the United States, (866) 252-6350 or (210) 795-0518; for those in China, 400-810-4793, 10800-712-1428 or 10800-120-1428; and for those in Hong Kong, 3001-3878; for those outside of the United States, China or Hong Kong, +852- 3001-3878. The pass code for all participants is 2015527. Shareholders of record may only vote pursuant to the voting instructions set forth in the proxy statement and may not cast votes over the telephone. The meeting is called for the following purpose:

1.	To approve the sale and purchase agreement dated April 22, 2015 between the Company and Blueberry Capital Limited (“Blueberry Capital”), and the transactions contemplated therein related to the sale of substantially all of the Company’s assets to Blueberry Capital;

The close of business on May 6, 2015 has been fixed as the record date for the determination of shareholders entitled to notice of, and to vote at, the extraordinary meeting. Our share transfer books will not be closed. A list of the shareholders entitled to vote at the meeting may be examined at our offices during the 10-day period preceding the meeting.

All shareholders are cordially invited to attend the meeting. Whether or not you expect to attend, you are respectfully requested by our board of directors to sign, date and return the enclosed proxy card promptly. Shareholders who execute proxies retain the right to revoke them at any time prior to the voting thereof. A return envelope which requires no postage if mailed in the United States is enclosed for your convenience. You may obtain directions to the meeting by calling our offices at +86 755-26743724. This proxy statement, a form of proxy and our most recent Annual Report are available to view online at the following internet address: http://www.viewtran.com/investor-relations.

By Order of the Board of Directors,

/s/	Andy Liu
Andy Liu
Chief Financial Officer, Treasurer and Secretary

Dated: May 11, 2015

YOUR VOTE IS IMPORTANT. YOU ARE REQUESTED TO CAREFULLY READ THE PROXY STATEMENT. PLEASE COMPLETE, DATE, SIGN AND RETURN YOUR PROXY IN THE ENCLOSED ENVELOPE.

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VIEWTRAN GROUP, INC.

Suite 1501, Tower C, Skyworth Building

High-Tech Industrial Park

Nanshan, Shenzhen 518057, People’s Republic of China

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This proxy statement is furnished in connection with the solicitation of proxies by the board of directors of Viewtran Group, Inc. (the “Company,” “Cogo,” “we,” “us,” or “our”) for the extraordinary general meeting of shareholders to be held at the offices of the Company, Suite 1501, Tower C, Skyworth Building, High-Tech Industrial Park, Nanshan, Shenzhen 518057, People’s Republic of China, at 10:30 a.m. Beijing time, on May 27, 2015, and for any adjournment or adjournments thereof, for the purposes set forth in the accompanying Notice of extraordinary meeting of shareholders. The phone numbers to listen to the extraordinary general meeting are: for those in the United States, (866) 252-6350 or (210) 795-0518; for those in China, 400-810-4793, 10800-712-1428 or 10800-120- 1428; and for those in Hong Kong, 3001-3878; for those outside of the United States, China or Hong Kong, +852-3001-3878. The pass code for all participants is 2015527. Shareholders of record may only vote pursuant to the voting instructions set forth below in the section entitled “Voting Procedures,” and may not cast votes over the telephone.

If the enclosed proxy is properly executed and returned, the shares represented thereby will be voted in accordance with the directions thereon and otherwise in accordance with the judgment of the persons designated as proxies. Any shareholder giving such a proxy has the power to revoke it at any time before it is voted. Written notice of such revocation should be forwarded directly to the Secretary of the Company, at the above address. Any proxy on which no direction is specified will be voted for each of the proposed matters.

The approximate date on which this proxy statement and the accompanying form of proxy will first be mailed or given to our shareholders is May 12, 2015.

Your vote is important. Accordingly, you are urged to sign and return the accompanying proxy card whether or not you plan to attend the meeting. If you do attend, you may vote by ballot at the meeting, thereby canceling any proxy previously given.

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VOTING SECURITIES

Only holders of our ordinary shares, $0.01 par value per share, of record at the close of business on May 6, 2015 (the “Record Date”) are entitled to vote at the extraordinary general meeting. As of the close of business on the Record Date, there were outstanding and entitled to vote 26,481,819 ordinary shares. For purposes of voting at the extraordinary general meeting, each share is entitled to one vote upon all matters to be acted upon at the extraordinary general meeting. A minimum of two shareholders present in person or by proxy and entitled to cast a majority of votes shall constitute a quorum.

The affirmative vote of two-thirds of the votes cast is needed to approve the sale and purchase agreement dated April 22, 2015 (the “Purchase Agreement”) between the Company and Blueberry Capital Limited (“Blueberry Capital”), and the transactions contemplated therein related to the sale of substantially all of the Company’s assets to Blueberry Capital (the “Transaction”). A “for” vote by “two-thirds of the votes cast” means that two-thirds of the number of shares voted were voted “for” the proposal.

If you hold shares beneficially in street name and do not provide your broker with voting instructions, your shares may constitute “broker non-votes.” Broker non-votes occur on a matter when a broker is not permitted to vote on that matter without instructions from the beneficial owner and instructions are not given. These matters are referred to as “non-routine” matters. The proposal to approve the Purchase Agreement and the Transaction is considered a non-routine matter. In tabulating the voting result for the particular proposals set forth above, abstentions and broker non-votes will have no effect on the proposals being voted upon, assuming that a quorum is obtained.

VOTING PROCEDURE

Record Holders

If you are a shareholder of record (i.e., you do not hold your shares through a broker) you may vote in person at the extraordinary meeting. We will give you a ballot when you arrive. If you do not wish to vote in person or you will not be attending the extraordinary general meeting, you may vote by proxy. If you received a printed copy of these proxy materials by mail, you may vote by proxy returning the enclosed proxy card, by telephone or vote by proxy on the Internet. The procedures for voting by proxy are as follows:

•	To vote by proxy on the Internet, go http://www.voteproxy.com to complete an electronic proxy card.

•	By calling 1-800-776-9437

•	To vote by proxy using the enclosed proxy card (only if you received a printed copy of these proxy materials by mail), complete, sign and date your proxy card and return it promptly in the envelope provided.

If you vote by proxy, your vote must be received by 11:59 p.m. Eastern Time on May 25, 2015 to be counted.

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Street-Name Holders

If you are not a shareholder of record, please follow the directions provided to you by your bank or broker. If you wish to vote in person at the meeting, please contact your bank or broker to learn the procedures necessary to allow you to vote your shares in person.

We provide Internet proxy voting to allow you to vote your shares on-line, with procedures designed to ensure the authenticity and correctness of your proxy vote instructions. However, please be aware that you must bear any costs associated with your Internet access, such as usage charges from Internet access providers and telephone companies.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL

OWNERS AND MANAGEMENT

The following table sets forth, as of the Record Date, certain information as to the share ownership of (i) each person known by us to own beneficially more than five percent of our ordinary shares (ii) each of our directors, (iii) each of our executive officers, and (iv) our executive officers and directors as a group. Except as otherwise set forth below, the business address of each shareholder is c/o the Company, Suite 1501, Tower C, Skyworth Building, High-Tech Industrial Park, Nanshan, Shenzhen 518057, People’s Republic of China.

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned (1)		Percentage Ownership
Jeffrey Kang, Chief Executive Officer and Chairman of the Board	10,351,567	(2)(3)	38.4%
Andy Liu, Chief Financial Officer, Secretary and Director	-		0
Jing Xu, Director	-		0
Dr. George Mao, Director	5,000		*
Dr. Nathan Zhang, Director	-		0
All executive officers and directors as a group (6 persons)	10,356,567		38.4%
Principal Shareholders
Nan Ji	9,721,524	(3)(4)	36.7%
Comtech Global Investment Ltd.	9,721,524	(3)(4)	36.7%
Chelsun Limited	4,797,405	(5)	18.1%
Hoover Global Investments Limited	2,495,670	(6)	9.4%
Ren Investment International Ltd.	2,290,028	(7)	8.6%

*	Represents beneficial ownership of less than one percent of our outstanding ordinary shares.

(1)	Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, ordinary shares subject to options held by that person that are currently exercisable or exercisable within 60 days of the Record Date are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to the following table or pursuant to applicable community property laws, each shareholder named in the table has sole voting and investment power with respect to the shares set forth opposite such shareholder’s name. The percentage of beneficial ownership is based on 26,481,819 ordinary shares outstanding as of the Record Date.

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(2)	Consists of (a) 450,043 ordinary shares underlying options, (b) 180,000 ordinary shares and (c) 9,721,524 ordinary shares beneficially owned by Comtech Global Investment Ltd., over which Mr. Jeffrey Kang and his wife, Ms. Nan Ji, share voting and investment power.

(3)	Mr. Jeffrey Kang owns a 29% interest and Ms. Nan Ji a 71% interest in Comtech Global Investment Ltd. The directors of Comtech Global Investment Ltd. are Mr. Jeffrey Kang and his brother, Mr. Yi Kang who does not have an economic interest in any shares of Comtech Global Investment Ltd.

(4)	Mr. Jeffrey Kang and his wife, Ms. Nan Ji, share voting and investment power over the 9,721,524 ordinary shares beneficially owned by Comtech Global Investment Ltd.

(5)	Based on the Schedule 13G jointly filed by Chelsun Limited and Wei Shen on March 14, 2013, Chelsun Limited is located at Room 1318-20, 13/F, Hollywood Plaza, 610 Nathan Road, Mongkok, Kowloon, Hong Kong. Wei Shen has the sole power to vote and dispose of the shares of Chelsun Limited.

(6)	Zhao Yong has sole voting and investment power over the shares owned by Hoover Global Investments Limited.

(7)	Shi Yang, the sole director of Ren Investment International Ltd., has sole voting and investment power over the shares owned by Ren Investment International Ltd. Mr. Yang, a Vice President of the Company, owns a 43% interest in Ren Investment International Ltd.

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PROPOSAL 1

APPROVAL OF TRANSACTION WITH BLUEBERRY CAPITAL AS A SPECIAL RESOLUTION

General

On November 6, 2014, the Company’s Board of Directors received a proposal from Blueberry Capital to acquire substantially all of the Company’s assets through the sale of certain subsidiaries (the “Target Group”). On April 15, 2015, the Audit Committee of the Company’s Board of Directors approved the Purchase Agreement and the Transaction.

Although shareholder approval would not generally be required to approve the Purchase Agreement and the Transaction under Cayman Islands law, Article 66 of the Company’s Articles of Association requires that the Company’s Shareholders must approve the sale of all or substantially all the Company’s assets by special resolution.

If the Transaction is approved by shareholders, both the Company and the Target Group will be operated independently and the Company would no longer have an operating business. In consideration for the sale of the business, the Company will receive $70 million. The Company plans to use such funds to acquire new business operations.

A copy of the Purchase Agreement is attached hereto as Exhibit A.

Board Consideration and Approval

The Company’s Board of Directors authorized the Audit Committee to review and consider the Transaction. At a meeting of the Audit Committee on April 15, 2015, the Audit Committee discussed all aspects of the transaction. Detailed discussions were held on the prospects of the Target Group. The Audit Committee concluded that the sale of the Company’s business was in the best interests of the Company’s shareholders. On April 15, 2015, the Audit Committee approved the Purchase Agreement and the Transaction.

While no one factor determined the final agreed upon consideration in the acquisition, the Audit Committee reviewed various industry and financial data, including certain valuation analyses and metrics compiled by the Company and several consultants in order to make its determination that the consideration to be paid for the Target Group was reasonable and that the acquisition was in the best interests of the Company’s shareholders.

Reasons for the Acquisition and Its Recommendation.

The Audit Committee concluded that the Transaction is in the best interests of the Company’s shareholders. The Audit Committee considered a variety of factors in connection with its evaluation of the acquisition, including:

•	The fair value of the Target Group as valued by an international appraiser for the Audit Committee’s reference.

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•	The final consideration should reflect the fair market value of the Company, above the current share price.

•	No better alternatives were presented to the Board of Directors.

Based on the foregoing, the Audit Committee determined that the Transaction was in the best interests of the Company’s shareholders.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE FOLLOWING RESOLUTION:

IT IS RESOLVED AS A SPECIAL RESOLUTION THAT THE PURCHASE AGREEMENT AND THE TRANSACTION ARE HEREBY APPROVED.

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OTHER INFORMATION

Management does not know of any matters other than those stated in this proxy statement that are to be presented for action at the meeting. If any other matters should properly come before the meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies. Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

We will bear the cost of preparing, printing, assembling and mailing the proxy, proxy statement and other material which may be sent to shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request. In addition to the solicitation of proxies by use of the mails, our officers and regular employees may solicit proxies without additional compensation, by telephone or other electronic means. We may reimburse brokers or other persons holding shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

This proxy statement is available at our website, http://www.viewtran.com/investor-relations.

WHERE YOU CAN FIND MORE INFORMATION

We file reports and other documents with the SEC under the Exchange Act. Our SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549-1004. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

We will only deliver one proxy statement to multiple security holders sharing an address unless we have received contrary instructions from one or more of the security holders. Upon written or oral request, we will promptly deliver a separate copy of this proxy statement and any future annual reports and proxy or information statements to any security holder at a shared address to which a single copy of this proxy statement was delivered, or deliver a single copy of this proxy statement and any future annual reports and proxy or information statements to any security holder or holders sharing an address to which multiple copies are now delivered. You should direct any such requests to us at following address: Suite 1501, Tower C, Skyworth Building, High Tech Industrial Park, Nanshan, Shenzhen 518057, PRC, Attention: Andy Liu, Chief Financial Officer and Secretary.

By Order of the Board of Directors,

/s/	Andy Liu
Andy Liu
Chief Financial Officer, Treasurer and Secretary

Dated: May 11, 2015

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Annex I

Sale and Purchase Agreement

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Dated 22nd day of April 2015

BLUEBERRY CAPITAL LIMITED

as Purchaser

and

VIEWTRAN GROUP, INC.

as Seller

SALE AND PURCHASE AGREEMENT
relating to the entire issued share capital of

COGO, INC.

TABLE OF CONTENTS

Contents		Page

1.	Interpretation	2

2.	Agreement to Sell the Sale Shares	6

3.	Consideration	6

4.	Conditions Precedent	6

5.	Pre-Completion Undertakings	7

6.	Completion	8

7.	Third Party Offer	9

8.	Post-Completion Undertakings	10

9.	Warranties	10

10.	Indemnities	12

11.	General	12

Schedule 1 Part A - Details of the Target Group		3

Part B - Corporate Group Structure		20

Part C – Excluded Companies		21

Schedule 2 Completion Obligations		22

Schedule 3 Seller’s Warranties given under Clause 9.1		25

Schedule 4 Purchaser’s Warranties given under Clause 9.11		33

Schedule 5 Disclosure Schedule		34

This Agreement is made on the 22nd day of April 2015

Between:

(1)	Viewtran Group, Inc., a company incorporated with limited liability in the Cayman Islands, whose registered office is at Abacus Management Limited, Ground Floor Elizabethan Square, George Town, P.O. Box 2499, Grand Cayman, KY1-1104 Cayman Islands (the “Seller”); and

(2)	Blueberry Capital Limited, a company incorporated with limited liability in the Cayman Islands whose registered office is at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (the “Purchaser”).

Whereas:

(A)	As at the date hereof, Cogo, Inc. (“Cogo”) is a limited liability company incorporated in the Cayman Islands. The Seller is the legal and beneficial owner of the entire issued and paid-up share capital of Cogo.

(B)	As at the date hereof, Cogo is the legal and beneficial owner of, inter alia, the entire issued and paid-up share capital of each of below companies,:-

(1)	Comtech (Taiwan) Holding Limited,

(2)	Crown Tech Investments Limited,

(3)	MDC Tech International Holdings Limited,

(4)	Viewtran Technology Limited,

(5)	Keen Awards Limited 奇利光電香港有限公司,

(6)	Comtech Worldwide (Taiwan) Limited 科通環球(台灣)有限公司,

(7)	Crown Hill Technology Limited 冠峰科技有限公司,

(8)	MDC Tech Inc. Limited,

(9)	Beijing Comtech Innovative Electric Co., Ltd. 北京科通科创电气设备有限公司,

(10)	Chengdu Comtech Communication Technology Company Limited 成都科通通信技术有限公司,

(11)	Nanjing Youyingjie Communication Technology Company Limited 南京优英捷通信技术有限公司,

(12)	Mega Smart (Shenzhen) Limited 曼诚软件(深圳)有限公司,

(13)	Comtech Innovative Communication Technologies (shenzhen) Limited 科通思创通信技术（深圳）有限公司,

(14)	Mega Sky (Shenzhen) Limited 万天软件(深圳)有限公司,

(15)	Viewtran Technology (Shenzhen) Co., Limited 优创科技(深圳)有限公司,

(16)	Wuhan Comtech Communication Technology Company Limited 武汉科姆特通信技术有限公司, and

(17)	Comtech Worldwide (Taiwan) Limited Taiwan Branch 香港商台灣科通環球有限公司台灣分公司.

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(C)	The Purchaser has agreed to purchase, and the Seller has agreed to sell, the entire issued share capital of Cogo, including all of its subsidiaries except Keen Awards Limited, (collectively, the “Target Group,” and each company in the Target Group a “Target Group Company”), upon the terms and subject to the conditions under this Agreement. Further particulars of the Target Group are set out in Schedule 1, Part A and further particulars of Keen Awards Limited (the “Excluded Company”) are set out in Schedule 1, Part C.

(D)	Upon Completion (as defined below), the corporate structure of the Purchaser and the Target Group will be as set out in Schedule 1, Part B.

IT IS AGREED as follows:

1.	Interpretation

In this Agreement, unless the context otherwise requires, the provisions in this Clause 1 apply:

1.1	Definitions

“Acceptance Period” has the meaning given to it in Clause 7.3;

“Agreed Form” means, in relation to a document, such document in the terms as agreed between the Purchaser and the Seller;

“Applicable Law” means, with respect to any person, any laws, rules, regulations, directives, decrees, treaties, or orders of any Governmental Entity, that are applicable to and binding on such person;

“Business Day” means any day (other than a Saturday, a Sunday or a public holiday in Hong Kong) on which banks in Hong Kong are open for normal banking business provided that where, as a result of a typhoon signal number 8 (or above) or a black rainstorm warning or other similar event, the period during which banks in Hong Kong are open for normal banking business on any day is reduced, any such day shall not be a “Business Day” unless the Parties otherwise determine;

“Cogo” has the meaning given to it in Recital (A);

“Completion” means the completion of the sale and purchase of the Sale Shares pursuant to Clauses 6.1 and 6.2;

“Completion Date” means the date on which Completion takes place;

“Corporate Documents” means in relation to any company, its certificate of incorporation, certificate of incorporation on change of name (if applicable) and its current business registration certificate (if applicable); certificate of approval, business licence certificate, tax registration certificate(s) and foreign exchange registration certificate/card (if applicable); statutory records and minute books written up to the Completion Date; common seal (if applicable), chops and all rubber stamps (including without limitation any company chop or stamp held by any person in respect of the company); cheque books, cheque stubs and bank statements; receipt books; all other accounting records; copies of all tax returns and assessment, if any, (receipted where the due dates for payment fell on or before the Completion Date); all correspondence, if any, with its solicitors, accountants or the Inland Revenue Department/tax bureau; all other documents and correspondence, if any, relating to its affairs; and all copies of the memorandum and articles of association or bye-laws; and all licences, permits required for the business conducted by such company, if any; certificates of all registered trade marks, patents and designs in connection with the business; originals of all contracts; all title deeds and documents (including construction permits, if any) in relation to any property (if applicable) owned by such company;

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“Defaulting Party” has the meaning given to it in Clause 6.3;

“Encumbrance” means (a) any debenture, mortgage, charge (whether fixed or floating, legal or equitable), pledge, lien, hypothecation, assignment, deed of trust, title retention, security interest or other encumbrance of any kind securing, or conferring any priority of payment in respect of, any obligation of any person, including without limitation any right granted by a transaction which, in legal terms, is not the granting of security but which has an economic or financial effect similar to the granting of security under applicable Laws and (b) any proxy, power of attorney, voting trust agreement, interest, option, right of first offer, negotiation or refusal or transfer restriction in favor of any person;

“Governmental Entity” means any supra national, national, state, municipal or local government (including any subdivision, court, administrative agency or commission or other authority thereof) or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority;

“HKIAC” has the meaning given to it in Clause 11.12(B);

“Hong Kong” means the Hong Kong Special Administrative Region of the PRC;

“Intellectual Property Rights” means any patents, patent rights and applications therefor, inventions, discoveries, improvements, concepts, innovations, industrial models, registered and unregistered copyrights, copyright registrations and applications, author’s rights, works of authorship (including artwork of any kind and software of all types in whatever medium, inclusive of computer programs, source code, object code and executable code, and related documentation), web sites, web pages, technical information, know-how, trade secrets, drawings, designs, design protocols, specifications for parts and devices, research and development efforts, databases and proprietary data, formulae, operational procedures, trade names, trademarks, domain names, and service marks, and registrations and applications therefor, the goodwill of the business symbolized or represented by the foregoing, customer lists and other proprietary information and common law rights;

“Long Stop Date” means the date falling on the expiry of four (4) months from the date of this Agreement or such other date as may be mutually agreed between the Purchaser and the Seller in writing;

“Management Accounts” means the unaudited management accounts relating to the Target Group for the period from July 1, 2014 to the Management Accounts Date;

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“Management Accounts Date” means March 30, 2015;

“Matching Notice” has the meaning given to it in Clause 7.3;

“Material Adverse Effect” means any change, circumstance, occurrence, fact, condition, event or effect that, individually or in the aggregate, has had or is likely to have a material adverse effect on the business, condition (financial or otherwise), assets or liabilities, prospects or results of operation, turnover, financial or trading position of the Target Group as a whole;

“Notice” has the meaning given to it in Clause 11.8(A);

“Parties” means the parties to this Agreement and “Party” means any one of them;

“PRC” means the People’s Republic of China (excluding, for the purposes of this Agreement, Hong Kong, the Macao Special Administrative Region of the PRC and Taiwan);

“Purchase Consideration” has the meaning given to it in Clause 3.1;

“Purchaser” has the meaning given to it in the Preamble;

“Purchaser’s Warranties” means the warranties and representations given by the Purchaser to the Seller pursuant to Clause 9.11 and Schedule 4, and “Purchaser’s Warranty” means any one of them;

“Sale Shares” means ten million (10,000,000) ordinary shares of nominal value US$0.001 in the issued and paid-up share capital of Cogo, representing the entire issued and paid-up share capital of Cogo sale shares;

“Seller” has the meaning given to it in the Preamble;

“Seller’s Warranties” means the warranties and representations given by the Seller pursuant to Clause 9.1 and Schedule 3 and “Seller’s Warranty” means any one of them;

“Share Charge” means the share charge to be executed and delivered by the Purchaser in favor of Seller in respect of the Sale Shares in the Agreed Form;

“Target Group” has the meaning given to it in Recital (B);

“Tax Authority” means any taxing or other authority competent to impose any liability in respect of Taxation or responsible for the administration and/or collection of Taxation or enforcement of any law in relation to Taxation;

“Taxation” or “Tax” means all forms of taxation (other than deferred tax) and statutory, governmental, state, provincial, local governmental or municipal impositions, duties, contributions and levies and whether levied by reference to income, profits, gains, net wealth, asset values, turnover, added value or otherwise and shall further include payments in respect of or on account of Tax, whenever and wherever imposed and whether chargeable directly or primarily against or attributable directly or primarily to a Target Group Company or any other person and all penalties, charges, costs and interest relating thereto;

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“Third Party Offer” has the meaning given to it in Clause 7.1;

“Third Party Offer Notice” has the meaning given to it in Clause 7.1;

1.2	References to one gender include all genders and references to the singular include the plural and vice versa.

1.3	References to:

(A)	a person include any individual, company, firm partnership or unincorporated association (whether or not having separate legal personality); and

(B)	a company include any company, corporation or any body corporate, wherever incorporated.

1.4	A company is a “subsidiary” of another company if that other company, directly or indirectly, through one or more subsidiaries:

(A)	holds a majority of the voting rights in it;

(B)	is a member or shareholder of it and has the right to appoint or remove a majority of its board of directors or equivalent managing body;

(C)	is a member or shareholder of it and controls alone, pursuant to an agreement with other shareholders or members, a majority of the voting rights in it; or

(D)	has the right to exercise a dominant influence over it, for example by having the power to give, or by actually giving, directions with respect to its operating and financial policies, with which its directors are obliged to comply.

1.5	References to a statute or statutory provision include:

(A)	that statute or provision as from time to time modified, re-enacted or consolidated whether before or after the date of this Agreement;

(B)	any past statute or statutory provision (as from time to time modified, re-enacted or consolidated) which that statute or provision has directly or indirectly replaced; and

(C)	any subordinate legislation made from time to time under that statute or statutory provision.

1.6	References to this Agreement shall include any Schedules to it and references to Clauses and Schedules are to Clauses of, and Schedules to, this Agreement. References to paragraphs and parts are to paragraphs and parts of the Schedules.

1.7	References to books, records or other information mean books, records or other information in any form including paper, electronically stored data, magnetic media, film and microfilm.

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1.8	The words “including,” “include,” “in particular” and words of similar effect shall not be deemed to limit the general effect of the words that precede them.

2.	Agreement to Sell the Sale Shares

2.1	On and subject to the terms and conditions of this Agreement, the Seller agrees to sell, and the Purchaser (or its nominee(s)) agrees to purchase, the Sale Shares.

2.2	The Sale Shares shall be sold free from Encumbrances and together with all rights attaching to them as at Completion (including the right to receive all dividends or distributions declared, made or paid on or after Completion).

2.3	The Seller shall procure that on or prior to the Completion, any and all rights of pre-emption over the Sale Shares are waived irrevocably by any persons entitled thereto.

2.4	The Purchaser shall not be obliged to complete the sale and purchase of any of the Sale Shares unless the sale and purchase of all the Sale Shares is completed simultaneously.

3.	Consideration

3.1	The aggregate consideration payable by the Purchaser to the Seller for the purchase of the Sale Shares under this Agreement shall be US$70.0 million (the “Purchase Consideration”).

3.2	The Purchase Consideration shall be payable in cash or by way of wire transfer to such bank account as the Seller may nominate in writing not less than three(3) Business Days prior to Completion.

4.	Conditions Precedent

4.1	Completion is conditional upon the satisfaction (or waiver in accordance with Clause 4.3) of the following conditions:

(A)	each of the covenants, agreements and obligations of the Seller and/or the Target Group Companies to be performed and complied with on or prior to the Completion Date in accordance with this Agreement having been duly performed or complied with in all respects on or before Completion Date;

(B)	the Seller’s Warranties being true, complete and accurate and not misleading in all respects on and as of the Completion Date, as though they had been given and made on such date by reference to the facts and circumstances then subsisting;

(C)	all necessary licenses, consents, approvals, authorizations, permissions, waivers, orders, exemptions or notifications which are required and appropriate for the execution and performance of this Agreement and the transaction contemplated under this Agreement having been obtained or made from or to relevant third parties and/or governmental or regulatory authorities or bodies, and not having been revoked prior to Completion; and

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(D)	between the date hereof and the Completion Date, no event or series of events shall have occurred which, in the reasonable opinion of the Purchaser, has had or would reasonably be expected to have a Material Adverse Effect.

4.2	The Seller shall use all reasonable endeavors to procure the satisfaction of the conditions set out in Clauses 4.1(A) to 4.1(D) as soon as reasonably practicable after the date of this Agreement and in any event no later than the Long Stop Date.

4.3	(A)	The Seller shall give notice to the Purchaser of the satisfaction of the conditions set out in Clauses 4.1(A) to 4.1(D) within two (2) Business Days of becoming aware of the same.

(B)	The Purchaser may at any time waive in whole or in part and conditionally or unconditionally the conditions set out in Clause 4.1 by notice in writing to the Seller. The Seller may not waive any of the conditions set out in Clause 4.1.

(C)	If the conditions in Clause 4.1 are not satisfied or waived on or before the Long Stop Date, this Agreement (other than Clauses 1, 10, 11.2, 11.7 to 11.12) shall lapse and neither the Seller nor the Purchaser shall have any claim against the other, save for any claim arising from antecedent breach of any obligation contained in Clause 4.2.

5.	Pre-Completion Undertakings

Except as otherwise permitted by this Agreement or with the prior written consent of the Purchaser (such consent not to be unreasonably withheld or delayed), the Seller undertakes to procure that, between the date of this Agreement and Completion (or earlier termination in accordance with this Agreement), each Target Group Company:

(A)	shall carry on its business in the ordinary course consistent with past practice in all material respects and to preserve its relationships with its major customers, suppliers and others having business dealings with the Target Group;

(B)	shall not enter into any contract, arrangement or commitment of an unusual or onerous nature or other than in the normal and ordinary course of business;

(C)	shall not make any change in the terms and conditions of employment or pension benefits of any of its directors or employees, or employ or terminate the employment of any person without the consent of the Purchaser;

(D)	shall not pass any resolution for or which would result in the winding up, liquidation or entering into administration or receivership of any Target Group Company; undertake any amalgamation, merger or restructuring (other than for the purpose of implementing the Restructuring) or liquidation exercise concerning any Target Group Company; or apply for the appointment of a receiver, manager or judicial manager or like officer of any Target Group Company or any material assets thereof;

(E)	shall not enter into, or exercise an option in relation to, any agreement or incur any commitment involving any capital expenditure exceeding US$100,000 (or its equivalent in any foreign currency), or such other amount as agreed between the Parties in writing, in a single or a series of related transactions;

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(F)	shall not enter into, or exercise an option in relation to, or amend any agreement or incur any commitment with a value exceeding US$100,000 (or its equivalent in any foreign currency), or such other amount as agreed between the Parties in writing, in a single or a series of related transactions which is not capable of being terminated without compensation at any time with one month’s notice or less or which is not in its ordinary and usual course of business;

(G)	shall not acquire or dispose of, or agree to acquire or dispose of, any material asset, or enter into or amend any agreement or incur any commitment to do so;

(H)	shall not acquire or agree to acquire any share, shares or other interest in any company, partnership or other venture;

(I)	shall not incur any additional borrowings or incur any other indebtedness in the nature of borrowings otherwise than in its ordinary and usual course of business;

(J)	shall not create, allot or issue any share capital or any option to subscribe for any such share capital;

(K)	shall not repay, redeem or repurchase any of its share capital;

(L)	shall not declare, make or pay any dividend or other distribution to any of its shareholders;

(M)	shall not make any loan (other than the granting of any trade credit in the ordinary and usual course of business) to any person; and

(N)	shall not enter into any guarantee, indemnity or other agreement to secure any obligation of a third party or create any Encumbrance over any of its assets or undertaking in any such case.

6.	Completion

6.1	Date and Place

Subject to satisfaction of the conditions in full as set out in Clause 4.1 or waiver thereof (as the case may be), Completion shall take place on the 5th Business Day from and excluding the day on which the last of the conditions set out in Clause 4.1 (have been satisfied or waived pursuant to Clause 4.3(B) or such time, date and place as may be mutually agreed by the Seller and the Purchaser.

6.2	Completion Events

At Completion, the Seller and the Purchaser shall comply with their respective obligations as specified in Schedule 2 in full.

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6.3	Breach of Completion Obligations

Without prejudice to Clauses 4.3(C) and 9.10, if any Party (the “Defaulting Party”) fails to comply with its obligations as set out in Clause 6.2 and Schedule 2 in full, the non-defaulting Party shall be entitled (in addition to and without prejudice to all rights and remedies available to the non-defaulting Party including the right to claim damages, indemnification or other compensation) by written notice to the defaulting Party:

(A)	to terminate this Agreement (other than Clauses 1, 10, 11.2 and 11.7 to 11.12) without liability on its part; or

(B)	to effect Completion so far as practicable having regard to the defaults which have occurred; or

(C)	to fix a new date for Completion (being not more than twenty (20) Business Days after the agreed date for Completion) in which case Clause 6.2 and Schedule 2 shall apply to Completion as so deferred but provided such deferral may only occur once.

7.	Third Party Offer

7.1	Prior to Completion, if the Seller receives a bona fide written offer in respect of the Sale Shares from a third party independent from the Company and its shareholders and on terms which are better than the terms of this Agreement (taken as a whole), as determined by the Seller in its sole and absolute discretion, (the “Third Party Offer”), the Seller must forthwith deliver a notice to the Purchaser in writing and in any event not less than ten (10) Business days before Completion (the “Third Party Offer Notice”).

7.2	The Third Party Offer Notice must specify:

(A)	the aggregate purchase price, which must be in cash or immediately available funds;

(B)	the proposed completion date; and

(C)	any other material terms of the Third Party Offer,

provided that such Third Party Offer must be in respect of all of the Sale Shares and not part of the Sale Shares.

7.3	The Purchaser may, within five (5) Business Days after receipt of the Third Party Offer Notice (the “Acceptance Period”), serve a notice in writing (the “Matching Notice”) to the Seller offering to match the terms and conditions of the Third Party Offer Notice.

7.4	If the Purchaser fails to serve a Matching Notice before the expiry of the Acceptance Period, the Seller shall be entitled to terminate this Agreement by notice in writing to the Purchaser and no Party shall have any rights, liabilities and obligations to the other Party pursuant to such termination.

7.5	If the Purchaser serves a Matching Notice to the Seller within the Acceptance Period, the Seller shall be obliged to sell the Sale Shares to the Purchaser on and subject to the terms and conditions of the Third Party Offer and the Parties shall enter into all relevant agreements to amend this Agreement to reflect and incorporate such terms and conditions.

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8.	Post-Completion Undertakings

The Purchaser shall, for a period of one (1) years from the Completion Date:

(A)	use commercially reasonable efforts to procure the Target Group not to lay off more than 10% of all its existing employees as at the Completion Date; and

(B)	use commercially reasonable efforts to procure the Target Group to maintain the growth of the business of the Target Group.

9.	Warranties

9.1	The Seller warrants, represents and undertakes to the Purchaser that the information set out in Schedule 1 and each of the statements set out in Schedule 3 are true, accurate and not misleading in all respects as of the date of this Agreement and the Completion Date, except as fairly, properly, specifically and accurately disclosed in the Disclosure Schedule.

9.2	Each of the Seller’s Warranties shall be separate and independent and shall not be limited by reference to any other paragraph of Schedule 3 or by any other term in this Agreement.

9.3	The Seller acknowledges that the Purchaser has entered into this Agreement in reliance upon the Seller’s Warranties.

9.4	The Seller further acknowledges that the Seller’s Warranties are given subject to matters fairly and specifically disclosed in the Disclosure Schedule but no other information relating to any Target Group Company of which the Purchaser has knowledge (actual or constructive) and no investigation by or on behalf of the Purchaser shall prejudice any claim made by the Purchaser under the Seller’s Warranties or operate to reduce any amount recoverable, and liability in respect thereof shall not be confined to breaches discovered before the Completion. No letter, document or other communication shall be deemed to constitute a disclosure for the purposes of this Agreement unless the same is expressly set out in or attached to the Disclosure Schedule.

9.5	Where any statement in the Seller’s Warranties is qualified by the expression “to the best knowledge of the Seller” or any similar expression, that statement shall be deemed to include an additional statement that it has been made after due and careful enquiry.

9.6	The Seller shall use its reasonable endeavors to procure that (save only as may be necessary to give effect to this Agreement) neither it nor any Target Group Company shall do, allow or procure any act or omission before Completion which would constitute a breach of any of the Seller’s Warranties if they were given at Completion or which would make any of the Seller’s Warranties inaccurate or misleading if they were so given.

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9.7	(A)	If after the signing of this Agreement:

(i)	the Seller becomes aware that any of the Seller’s Warranties was untrue, inaccurate or misleading as of the signing of this Agreement; or

(ii)	any event occurs or matter arises (including any omission to act) of which the Seller becomes aware which results or may result in any of the Seller’s Warranties being inconsistent, untrue, inaccurate or misleading at Completion, had the Seller’s Warranties been repeated on Completion or would reasonably be expected to have a Material Adverse Effect, the Seller shall forthwith notify the Purchaser in writing and in any event prior to Completion setting out full details of the matter.

(B)	Any notification pursuant to this Clause 9.7 shall not operate as a disclosure to the Seller’s Warranties and the Seller’s Warranties shall not be subject to such notification.

9.8	The Seller further warrants and represents to the Purchaser that the Seller’s Warranties shall remain true, accurate and not misleading in all respects on the date hereof and on the Completion Date.

9.9	The Seller undertakes to the Purchaser and to the members of the Target Group and their respective directors, officers and agents to waive any rights, remedies or claims which it may have in respect of any misrepresentation, inaccuracy or omission in or from any information or advice supplied or given by any Target Group Company or their respective directors, officers or agents in connection with assisting the Seller in the giving of any Seller’s Warranty and the preparation of the Disclosure Schedule.

9.10	(A)	Without prejudice to Clauses 4.3(C) and 6.3, if at any time prior to Completion, the Seller is in breach of any Seller’s Warranty, the Purchaser shall be entitled (in addition to and without prejudice to all rights and remedies available to it including the right to claim damages, indemnification or other compensation), prior to Completion, by notice in writing to the Seller to terminate this Agreement (other than Clauses 1, 10, 11.2, 11.7 to 11.12).

(B)	Any failure by the Purchaser to exercise the right to terminate this Agreement under Clause 9.10 shall not constitute a waiver of any other rights of the Purchaser arising out of any breach of any Seller’s Warranty or obligation.

9.11	The Purchaser warrants and represents to the Seller that the statements set out in Schedule 4 are true, accurate and not misleading in all respects as of the date of this Agreement and the Completion Date.

9.12	(A)	Notwithstanding any other provision to the contrary contained herein, the liabilities of either Party to the other Party under this Agreement shall be limited to a maximum aggregate amount of US$70,000,000.

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(B)	No liability shall attach to either of the Parties where the total amount of the losses or damages suffered by the other Party in any claim under this Agreement is less than US$500,000.

10.	Indemnities

10.1	General

Each of the Parties agrees to indemnify the other non-breaching Party against all losses, damages, costs and expenses (including reasonable legal costs and expenses), and any depletion or diminution in the value of the Sale Shares which such non-breaching Party may suffer through or arising from any breach of its respective obligations, commitments, undertakings, warranties, indemnities and covenants under or pursuant to this Agreement and the other ancillary documents, including:

(A)	the settlement of any claim for breach of the undertakings given by the defaulting Party under this Agreement and the other ancillary documents (where applicable);

(B)	the settlement of any claim that any of the Seller’s Warranties or the Purchaser’s Warranties, as the case may be, made by it are, on or before the Completion Date, untrue or misleading or have been breached;

(C)	any proceedings in which the non-breaching Party claims that any of the Seller’s Warranties or the Purchaser’s Warranties, as the case may be, made by them are, on or before the Completion Date, untrue or misleading or have been breached; and

(D)	the enforcement of any such settlement, arbitral award or judgment against the defaulting Party.

10.2	Taxation

The Seller agrees and undertakes to pay to the Purchaser an amount equal to any Taxation or any additional Taxation for which the Purchaser or any Target Group Company becomes liable (or would be liable but for the availability of a Tax relief) as a result of the Seller’s failure to pay, delayed payment of, or omit to make any applicable submissions, returns or filings in respect of any Tax on the transaction contemplated under this Agreement as assessed against the Seller or any Target Group Company by any relevant Tax Authority or any Applicable Law.

11.	General

11.1	Further Assurances

(A)	Each Party shall do or procure to be done all such further acts and things, and execute or procure the execution of all such other documents, as the other Parties may from time to time reasonably require, whether on or after the Completion Date, for the purpose of giving to the other Parties the full benefit of all of the provisions of this Agreement and other ancillary documents.

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(B)	Pending registration of the Purchaser as legal and beneficial holder of the Sale Shares, the Seller shall procure Cogo, from Completion, exercise all voting and other rights in relation to the Sale Shares strictly in accordance with the Purchaser’s instructions.

11.2	Whole Agreement

This Agreement contains the whole agreement between the Seller and the Purchaser relating to the subject matter of this Agreement at the date of this Agreement to the exclusion of any terms implied by law which may be excluded by contract and supersedes any previous written or oral agreement between the Seller and the Purchaser in relation to the matters dealt with in this Agreement.

11.3	Reasonableness

Each of the Seller and the Purchaser agrees that the provisions of this Agreement and all documents entered into pursuant to this Agreement are fair and reasonable.

11.4	Assignment

(A)	This Agreement shall be binding on and shall enure for the benefit of each Party’s successors and permitted assigns and personal representatives (as the case may be).

(B)	No other Party may assign or transfer any of its rights or delegate any of its obligations under this Agreement without the express prior written consent of the other Parties, provided that the Purchaser may assign or transfer any or all of its rights and delegate any or all of its obligations under this Agreement to any of its subsidiaries, holding company or fellow subsidiaries of such holding company. Any purported transfer in contravention of this Clause (B) shall be null and void ab initio.

11.5	Time is of Essence

Time shall be of the essence of this Agreement.

11.6	Variation

No variation of this Agreement shall be effective unless in writing and signed by or on behalf of each of the Parties.

11.7	Costs, Transaction Taxes and Duties

(A)	Each of the Parties agrees that it shall bear its own costs in connection with the preparation and negotiation of, and the entry into, this Agreement.

(B)	The Parties shall bear the cost of all notarial fees, and all registration, stamp and transfer taxes and duties payable as a result of the transaction contemplated by this Agreement in equal shares.

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(C)	The Seller shall be responsible for arranging the payment of all such fees, taxes and duties, including fulfilling any administrative or reporting obligation imposed by the jurisdiction in question in connection with the payment of such taxes and duties. The Purchaser shall as soon as practicable reimburse the Seller for the Purchaser’s share of such fees, taxes and duties on request and production of appropriate receipts.

11.8	Notices

(A)	Any notice or other communication in connection with this Agreement (each, a “Notice”) shall be:

(i)	in writing in English; and

(ii)	delivered by hand, registered post or by courier using an internationally recognized courier company or via electronic mail.

(B)	A Notice to the Seller shall be sent to the following address, or such other person or address as the Seller may notify to the Purchaser from time to time:

Viewtran Group Inc.

Correspondence Address:     Room 1501, Tower C, Skyworth Building, High-tech Industrial Park, Nanshan, Shenzhen, 518057

Attention:	Audit Committee

Email addresses:	To be incorporated by reference

(C)	A Notice to the Purchaser shall be sent to the following address, or such other person or address as the Purchaser may notify to the Seller from time to time:

Blueberry Capital Limited

Correspondence Address:     10th Floor, Cosco Tower, Grand Millennium Plaza, 183 Queen's Road Central, Hong Kong

Attention:	Director

Email address:	To be incorporated by reference

(D)	A Notice shall be effective upon receipt and shall be deemed to have been received:

(i)	24 hours after posting, if delivered by registered post; or

(ii)	at the time of delivery, if delivered by hand or courier; or

(iii)	at the time of sending, if sent by email, provided that receipt shall not occur if the sender receives an automated message indicating that the email has not been delivered to the recipient.

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11.9	Invalidity

(A)	If any provision in this Agreement shall be held to be illegal, invalid or unenforceable, in whole or in part, the provision shall apply with whatever deletion or modification is necessary so that the provision is legal, valid and enforceable and gives effect to the commercial intention of the Parties.

(B)	To the extent it is not possible to delete or modify the provision, in whole or in part, under Clause 11.9(A), then the Parties shall use reasonable endeavours to agree to replace such illegal or unenforceable (as the case may be) provision with a legal, valid and enforceable one which comes as close as possible to the purpose of such illegal, invalid or unenforceable (as the case may be) provision.

11.10	Counterparts

This Agreement may be entered into (including by facsimile signatures) in any number of counterparts, all of which taken together shall constitute one and the same instrument.

11.11	Damages may not be Adequate

Without prejudice to any other rights or remedies which a Party may have under this Agreement, the Parties acknowledge and agree that damages may not be an adequate remedy for any breach of this Agreement and the remedies of injunction, specific performance and other non-monetary remedies (in addition to damages) as permitted by Applicable Law are appropriate for any threatened or actual breach of any provision of this Agreement and no proof of special damages shall be necessary for the enforcement of the rights under this Clause 11.11.

11.12	Governing Law and Dispute Resolution

(A)	This Agreement and any non-contractual obligations arising out of or in connection with it shall be governed by and construed in accordance with Hong Kong law.

(B)	All disputes, controversies or claims arising out of or relating to this Agreement, or the breach, termination or invalidity thereof, shall be settled (if not resolved by a non-binding mediation process) by arbitration in accordance with the UNCITRAL Arbitration Rules as at present in force from time to time. The place of arbitration shall be in Hong Kong at the Hong Kong International Arbitration Centre (the “HKIAC”), and the proceedings shall be conducted in English. The tribunal shall consist of one arbitrator to be appointed by the Chairman of the HKIAC. Any such arbitration shall be administered by the HKIAC in accordance with the HKIAC Procedures for Arbitration in force at the Completion Date including such additions to the UNCITRAL Arbitration Rules as are therein contained. An award by the arbitrator shall be final and conclusive and binding upon the parties and shall not be subject to further appeal.

(C)	Each of the Parties irrevocably submits to the non-exclusive jurisdiction of the courts of Hong Kong to support and assist the arbitration process pursuant to Clause 11.12(B), including if necessary the grant of interlocutory relief pending the outcome of that process.

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This Agreement has been executed on the date stated at the beginning.

The Seller

SIGNED by	)
)
)
for an on behalf of	)
Viewtran Group, Inc.	)
in the presence of:	)

The Purchaser

SIGNED by	)
)
)
for an on behalf of	)
Blueberry Capital Limited	)
in the presence of:	)

Schedule 1

Part A - Details of Target Group

Target Group

Cogo, Inc.

Name of Company:	Cogo, Inc.

Registered number:	117370

Registered office:	Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands

Date and place of incorporation:	26 April 2002, Cayman Islands

Authorised share capital:	USD50,000.00 divided into 50,000,000 ordinary shares of nominal value US$0.001 each

Issued share capital:	US$10,000.00

Shareholder(s) and shares held:	Viewtran Group, Inc. (100%)

Director(s):	Liu, Yuping Andy

Secretary:	Codan Trust Company (Cayman) Limited

Subsidiaries:	Viewtran Technology Limited (100%) Keen Awards Limited (100%) Comtech (Taiwan) Holding Limited (100%) Crow Tech Investments Limited (100%) MDC International Holdings Limited (100%)

Viewtran Technology Limited

Name of Company:	Viewtran Technology Limited

Registered number:	121582

Registered office:	PO Box 309GT, Ugland House, South Church Street, Grand Cayman, Cayman Islands

Date and place of incorporation:	6 December 2002, Cayman Islands

Authorised share capital:	USD55,000.00 divided into (i) 34,833,316 Voting Ordinary Shares of nominal value US$0.001 each and (ii) 20,166,648 Voting Preferred Shares of nominal value US$0.001 each

Issued share capital:	US$55,000.00

Shareholder(s) and shares held:	Cogo, Inc. (100%)

Director(s):	Liu, Yuping

Secretary:	Nil

Subsidiaries:	*Viewtran Technology (Shenzhen) Co., Limited (100%)

*The English name is for identification purpose only.

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优创科技(深圳)有限公司 (Viewtran Technology (Shenzhen) Co., Limited*)

Name of Company:	优创科技(深圳)有限公司 (Viewtran Technology (Shenzhen) Co., Limited*)

Registered number:	440301503330669

Registered office:	Suites C1501 Skyworth Building, High-Tech Industrial Park, Nanshan, China

Date and place of establishment:	12 July 2000, PRC

Registered capital:	USD2,820,000

Paid-up capital:	USD2,820,000

Shareholder(s) and equity interest held:	Viewtran Technology Limited (100%)

Legal representative:	Yuping Liu

Director(s):	Yuping Liu

Subsidiaries:

*Chengdu Comtech Communication Technology Company Limited 成都科通通信技术有限公司(100%)

*Wuhan Comtech Communication Technology Company Limited 武汉科姆特通信技术有限公司(100%)

*Nanjing Youyingjie Comtech Communication Technology Company Limited 南京优英捷通信技术有限公司(100%)

*The English name is for identification purpose only.

5

成都科通通信技术有限公司 Chengdu Comtech Communication Technology Company Limited*

Name of Company:	*Chengdu Comtech Communication Technology Company Limited 成都科通通信技术有限公司

Registered number:	510109000147663

Registered office:	Suite 1302, 13/F Block A, 3 Gaopeng Avenue, High-Tech District , Chendu, China

Date and place of establishment:	21 October 2010, PRC

Registered capital:	RMB 250,000

Paid-up capital:	RMB 250,000

Shareholder(s) and equity interest held:	优创科技(深圳)有限公司 (Viewtran Technology (Shenzhen) Co., Limited*) (100%)

Legal representative:	Yuping Liu

Director(s):	Yuping Liu

Subsidiaries:	Nil

*The English name is for identification purpose only.

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武汉科姆特通信技术有限公司 Wuhan Comtech Communication Technology Company Limited*

Name of Company:	武汉科姆特通信技术有限公司 Wuhan Comtech Communication Technology Company Limited*

Registered number:	420100000212898

Registered office:	武汉东湖开发区吴家湾联合国际11层3号

Date and place of establishment:	1 November 2010, PRC

Registered capital:	RMB 250,000

Paid-up capital:	RMB 250,000

Shareholder(s) and equity interest held:	优创科技(深圳)有限公司 (Viewtran Technology (Shenzhen) Co., Limited*) (100%)

Legal representative:	Yuping Liu

Director(s):	Yuping Liu

Subsidiaries:	Nil

*The English name is for identification purpose only.

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南京优英捷通信技术有限公司 Nanjing Youyingjie Comtech Communication Technology Company Limited*

Name of Company:	南京优英捷通信技术有限公司 Nanjing Youyingjie Comtech Communication Technology Company Limited *

Registered number:	320102000202878

Registered office:	南京市玄武区长江路188号德基大厦8楼E座

Date and place of establishment:	12 November 2010, PRC

Registered capital:	RMB 250,000

Paid-up capital:	RMB 250,000

Shareholder(s) and equity interest held:	优创科技(深圳)有限公司 (Viewtran Technology (Shenzhen) Co., Limited*) (100%)

Legal representative:	Yuping Liu

Director(s):	Yuping Liu

Subsidiaries:	Nil

*The English name is for identification purpose only.

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Comtech (Taiwan) Holding Limited.

Name of Company:	Comtech (Taiwan) Holding Limited.

Registered number:	1576304

Registered office:	Offshore Incorporations Centre, P.O. Box 957, Road Town, Tortola, Virgin Islands, British

Date and place of incorporation:	18 March2010, British Virgin Islands

Authorised share capital:	US$50,000 divided into 50,000 ordinary shares of nominal value US$1.00 each

Issued share capital:	US$1.00

Shareholder(s) and shares held:	Cogo, Inc. (100%)

Director(s):	Lo, Man Fu

Secretary:	Venture Partners CPA Limited

Subsidiaries:	Comtech Worldwide (Taiwan) Limited (100%)

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Comtech Worldwide (Taiwan) Limited (科通環球（台灣）有限公司)

Name of Company:	Comtech Worldwide (Taiwan) Limited （科通環球(台灣) 有限公司）

Company number:	1438761

Registered office:	5/F, Goodman Kwai Chung Logistic Centre, 585-609 Castle Peak Road, NT, Hong Kong

Date and place of incorporation:	1 April 2010, Hong Kong

Authorised share capital:	HK$10,000 divided into 10,000 ordinary shares of nominal value HK$1.00 each

Issued share capital:	HK$10,000

Shareholder(s) and shares held:	Comtech (Taiwan) Holding Limited (100%)

Director(s):	Lo, Man Fu

Secretary:	SME Accounting Consultants Limited

Branch office:	香港商台灣科通環球有限公司台灣分公司Comtech Worldwide (Taiwan) Limited Taiwan Branch *

*The English name is for identification purpose only.

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*Comtech Worldwide (Taiwan) Limited Taiwan Branch (香港商台灣科通環球有限公司台灣分公司)

Name of Company:	Comtech Worldwide (Taiwan) Limited Taiwan Branch （香港商台灣科通環球有限公司台灣分公司）

Company number:	53017178

Registered office:	Room 8- 5/F, Keelung Road, Xinyi District, Taipei City 143, Taiwan

Date and place of registration:	6 September 2011 (branch office registration approved by Taiwan Authority) Taiwan

Shareholder(s) and shares held:	Comtech Worldwide (Taiwan) Limited (100%)

Director(s):	Lo, Man Fu

Secretary:	SME Accounting Consultants Limited

Subsidiaries:	NIL

*The English name is for identification purpose only.

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Crown Tech Investments Limited

Name of Company:	Crown Tech Investments Limited

Registered number:	1606231

Registered office:	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands

Date and place of incorporation:	22 September 2010, British Virgin Islands

Authorised share capital:	US$50,000 divided into 50,000 ordinary shares of nominal value US$1.00 each

Issued share capital:	US$85.00

Shareholder(s) and shares held:	Cogo, Inc. (100%)

Director(s):	Liu, Yuping

Secretary:	Venture Partners CPA Limited

Subsidiaries:	Crown Hill Technology Limited (100%)

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Crown Hill Technology Limited (冠峰科技有限公司)

Name of Company:	Crown Hill Technology Limited (冠峰科技有限公司)

Company number:	1512924

Registered office:	5/F, Goodman Kwai Chung Logistic Centre, 585-609 Castle Peak Road, NT, Hong Kong

Date and place of incorporation:	7 October 2010, Hong Kong

Authorised share capital:	HK$10,000 divided into 10,000 ordinary shares of nominal value HK$1.00 each

Issued share capital:	HK$1.00

Shareholder(s) and shares held:	Crown Tech Investments Limited (100%)

Director(s):	Liu, Yuping

Secretary:	SME Accounting Consultants Limited

Subsidiaries:	Crown Tech Investments Limited (100%)

*The English name is for identification purpose only.

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*Beijing Comtech Innovative Electric Co., Ltd. 北京科通科创电气设备有限公司

Name of Company:	北京科通科创电气设备有限公司Beijing Comtech Innovative Electric Co., Ltd. *

Registered number:	440301503230800

Registered office:	Skyworth Building, Block A Suite 502B, High-Tech Industrial Park, Nanshan, China

Date and place of establishment:	24 May 2005, PRC

Registered capital:	RMB30,000,000

Paid-up capital:	RMB30,000,000

Shareholder(s) and equity interest held:	Crown Hill Technology Limited (100%)

Legal representative:	Yuping Liu

Director(s):	Yuping Liu, Linda Li, Minfang Yang

Subsidiaries:	Nil

*The English name is for identification purpose only.

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MDC Tech International Holdings Limited

Name of Company:	MDC Tech International Holdings Limited

Registered number:	1615383

Registered office:	Sea Meadow House, Blackburne Highway, Road Town, Tortola, British Virgin Islands

Date and place of incorporation:	16 November 2010, British Virgin Islands

Authorised share capital:	US$50,000 divided into 50,000 ordinary shares of nominal value US$1.00 each

Issued share capital:	US$1.00

Shareholder(s) and shares held:	Cogo, Inc. (100%)

Director(s):	Liu, Yuping

Secretary:	SME Accounting Consultants Limited

Subsidiaries:	MDC Tech Inc. Limited (100%)

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MDC Tech Inc. Limited

Name of Company:	MDC Tech Inc. Limited

Company number:	1534338

Registered office:	5/F, Goodman Kwai Chung Logistic Centre, 585-609 Castle Peak Road, NT, Hong Kong

Date and place of incorporation:	30 November 2010, Hong Kong

Authorised share capital:	HK$10,000 divided into 10,000 ordinary shares of nominal value HK$1.00 each

Issued share capital:	HK$1.00

Shareholder(s) and shares held:	MDC Tech International Holdings Limited (100%)

Director(s):	Liu, Yuping

Secretary:	SME Accounting Consultants Limited

Subsidiaries:	*Mega Smart (Shenzhen) Limited 曼诚软件(深圳)有限公司 (100%) *Mega Sky (Shenzhen) Limited 万天软件(深 圳)有限公司 (100%) *Comtech Innovative Communication Technologies (Shenzhen) Limited 科通思创通信技术(深圳)有限公司

*The English name is for identification purpose only.

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曼诚软件(深圳)有限公司 Mega Smart (Shenzhen) Limited*

Name of Company:	曼诚软件(深圳)有限公司 Mega Smart (Shenzhen) Limited*

Registered number:	440301503354763

Registered office:	Suite A06 4/F Building 24, 3rd Floor, Keyuan West, 5 Keyuan Road, Nanshan, Shenzhen, China

Date and place of establishment:	16 July 2009, PRC

Registered capital:	USD500,000

Paid-up capital:	USD500,000

Shareholder(s) and equity interest held:	MDC Tech Inc. Limited (100%)

Legal representative:	Yuping Liu

Director(s):	Yuping Liu, Linda Li, Minfang Yang

Subsidiaries:	Nil

*The English name is for identification purpose only.

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万天软件(深圳)有限公司 Mega Sky (Shenzhen) Limited*

Name of Company:	万天软件(深圳)有限公司 Mega Sky (Shenzhen) Limited*

Registered number:	440301503364255

Registered office:	深圳市南山区高新南一道008号创维大厦A座502A室

Date and place of establishment:	26 November 2009, PRC

Registered capital:	USD300,000

Paid-up capital:	USD300,000

Shareholder(s) and equity interest held:	MDC Tech Inc. Limited (100%)

Legal representative:	Yuping Liu

Director(s):	Yuping Liu, Linda Li, Minfang Yang

Subsidiaries:	Nil

*The English name is for identification purpose only.

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科通思创通信技术（深圳）有限公司 Comtech Innovative Communication Technologies (Shenzhen) Limited*

Name of Company:	科通思创通信技术（深圳）有限公司 Comtech Innovative Communication Technologies (Shenzhen) Limited*

Registered number:	440301503447237

Registered office:	North Building, 3rd Floor, Changyuan New Material Port, Block 6, High-Tech Industrial Park, Nanshan, Shenzhen, China

Date and place of establishment:	16 January 2013, PRC

Registered capital:	USD300,000

Paid-up capital:	USD300,000

Shareholder(s) and equity interest held:	MDC Tech Inc. Limited (100%)

Legal representative:	Yuping Liu

Director(s):	Yuping Liu

Subsidiaries:	Nil

*The English name is for identification purpose only.

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Part B - Corporate Group Structure
(Immediately after Completion)

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Part C – Excluded Company

Keen Awards Limited (奇利光電香港有限公司)

Name of Company:	Keen Awards Limited (奇利光電香港有限公司)

Registered number:	852629

Registered office:	5/F, Goodman Kwai Chung Logistic Centre, 585-609 Castle Peak Road, NT, Hong Kong

Date and place of incorporation:	7 April 2006, Hong Kong

Authorised share capital:	HK$10,000 divided into 10,000 ordinary shares of nominal value US$1.00 each

Issued share capital:	HK$10,000

Shareholder(s) and shares held:	Viewtran Technology Limited (100%)

Director(s):	Yuping Liu

Secretary:	SME Accounting Consultants Limited

Subsidiaries:	Nil

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Schedule 2

Completion Obligations

1.	Deliverables

1.1	On Completion, the Seller shall deliver or make available to the Purchaser the following:

(A)	the original executed instruments of transfer in respect of the Sale Shares;

(B)	the original share certificates in respect of the Sale Shares issued under the common seal of Cogo, in the name of the Purchaser or its nominee;

(C)	a certified true copy of the resolutions in writing or minutes of the meetings of the directors (and/or shareholder(s)) of the Seller duly passed in the Agreed Form approving and authorising the execution and delivery by the Seller of, and the performance of its undertakings, obligations and covenants under, this Agreement and all documents incidental hereto, and the transactions contemplated therein and herein;

(D)	a certified true copy of the resolutions in writing or minutes of the meetings of the directors of Seller duly passed in the Agreed Form approving, and the performance of Seller’s obligations and covenants under, this Agreement and all documents incidental hereto, and the transactions contemplated therein and herein;

(E)	the certified true copy of the resolutions in writing or minutes of the meetings of the directors (and/or shareholder(s)) of each of the Target Group Companies (if applicable) approving the matters set out in paragraph 2.1 of this Schedule;

(F)	the original Corporate Documents of each Target Group Company which are in the possession of the Seller;

(G)	(if required by the Purchaser) letters of resignation in Agreed Form of such existing directors and secretary of the Target Group Companies (including the legal representative, directors, supervisors, general manager, etc. of the companies established in the PRC) as the Purchaser may notify in writing prior to Completion, stating that the writer has no claim, demand, litigation or proceedings whatsoever whether present or future against the relevant Target Group Company in respect of disbursements, compensation for loss of office, unpaid fees or otherwise howsoever;

(H)	the original duly executed certificate by a director of the Seller in Agreed Form confirming that (a) all the Seller’s Warranties are true, accurate and not misleading in all respects as of the date of this Agreement and shall remain true, accurate and not misleading in all respects at all times up to and including the Completion Date as if repeated on each such day, (b) none of the obligations, covenants and undertakings of the Seller under this Agreement has been breached, and (c) the consummation of the transaction contemplated hereunder by the Seller shall have been approved, or met with consents from the relevant Governmental Entity where necessary and shall not have been restrained, enjoined or otherwise prohibited by any Applicable Law, including any order, injunction, decree or judgement of any court or other Governmental Entity;

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(I)	a copy of the Management Accounts; and

(J)	such other papers and documents as the Purchaser may reasonably require by giving notice to the Seller not less than five (5) Business Days prior to Completion.

1.2	On Completion, subject to paragraphs 1.1 and 2.1 of this Schedule being satisfied, the Purchaser shall:

(A)	deliver a certified copy of the resolutions in writing or minutes of the meetings of the directors of the Purchaser approving and authorising the execution and completion of this Agreement and all documents incidental hereto;

(B)	satisfy settlement of the Purchase Consideration in accordance with Clause 3 of this Agreement; and

(C)	deliver the Share Charge duly executed by the Purchaser together with all the relevant deliverables as specified in the Share Charge.

2.	Further Obligations

2.1	On or prior to the Completion, the Seller shall do the following:

(A)	in respect of Cogo, procure that resolutions of the directors of Viewtran are passed:

(i)	approving the transfer of the Sale Shares and the acceptance of the instrument of transfer and registration of the Purchaser (or such other person as it may nominate) as the holder of the Sale Shares in the register of members of Cogo with effect from Completion, cancel the existing share certificate issued in the name of Viewtran and issue new share certificate in the name of the Purchaser (or such other person as it may nominate) and to record the name of the Purchaser (or such other person as it may nominate) in the register of members of Cogo as the registered holder of the Sale Shares;

(ii)	(if required by the Purchaser) approving the appointment of each of the persons nominated by the Purchaser as director or secretary of Cogo, such appointments to take effect at Completion (subject to the Applicable Law) and resignation of all existing directors and/or secretary and the making of all necessary filings with the applicable Governmental Entity in relation to the change and/or appointment of directors, and secretary; and

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(iii)	(if required by the Purchaser) resolving that all existing instructions to banks and the giving of new instructions to such banks in such form as the Purchaser shall direct are approved.

(B)	in respect of each of the Target Group Companies (other than Cogo), procure that resolutions of the directors (and shareholder(s), if necessary) are passed:

(i)	(if required by the Purchaser) approving the appointment of each of the persons nominated by the Purchaser as director, secretary and legal representative (as the case may be), such appointments to take effect at Completion (subject to the Applicable Law) and resignation of such existing directors, secretary and legal representative as the Purchaser may notify in writing before Completion and the making of all necessary filings with the applicable Governmental Entity in relation to the change and/or appointment of directors, secretary and legal representative; and

(ii)	(if required by the Purchaser) revoking all existing instructions to banks and adopting such new instructions to such banks in such form as the Purchaser shall direct.

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Schedule 3

Seller’s Warranties given under Clause 9.1

1.	Warranties on the Sale Shares and Target Group

1.1	Corporate Matters

(A)	All of the details Cogo shown in Schedule 1 are true, accurate and complete.

(i)	Cogo is a holding company whose sole purpose is to own, among other things, the entire equity interest of each of:

(1)	Cogo, Inc.

(2)	Comtech (Taiwan) Holding Limited,

(3)	Crown Tech Investments Limited,

(4)	MDC Tech International Holdings Limited,

(5)	Viewtran Technology Limited,

(6)	Keen Awards Limited 奇利光電香港有限公司,

(7)	Comtech Worldwide (Taiwan) Limited 科通環球(台灣)有限公司,

(8)	Crown Hill Technology Limited 冠峰科技有限公司,

(9)	MDC Tech Inc. Limited,

(10)	Beijing Comtech Innovative Electric Co., Ltd. 北京科通科创电气设备有限公司,

(11)	Chengdu Comtech Communication Technology Company Limited 成都科通通信技术有限公司,

(12)	Nanjing Youyingjie Communication Technology Company Limited 南京优英捷通信技术有限公司,

(13)	Mega Smart (Shenzhen) Limited 曼诚软件(深圳)有限公司,

(14)	Comtech Innovative Communication Technologies (shenzhen) Limited 科通思创通信技术（深圳）有限公司,

(15)	Mega Sky (Shenzhen) Limited 万天软件(深圳)有限公司,

(16)	Viewtran Technology (Shenzhen) Co., Limited 优创科技(深圳)有限公司,

(17)	Wuhan Comtech Communication Technology Company Limited 武汉科姆特通信技术有限公司, and

(18)	Comtech Worldwide (Taiwan) Limited Taiwan Branch 香港商台灣科通環球有限公司台灣分公司.

(ii)	Cogo is validly existing and is a company duly incorporated under the laws of the jurisdiction in which it is incorporated, and has all requisite corporate powers and authority to own property and carry on its business as presently conducted.

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1.2	Constitutional Documents, corporate registers and minute books

(A)	The registers, minute books, books of account and other records of whatsoever kind of Cogo which are required to be maintained under Applicable Law:

(i)	are up-to-date;

(ii)	are maintained in accordance with Applicable Law on a proper and consistent basis; and

(iii)	contain complete and accurate records of all matters required to be dealt with in such registers, books and records.

(B)	All accounts, documents, returns and filings required by law to be delivered or made by Cogo to any Governmental Entity (including, but not limited to, any Taxation Authority) have been duly and correctly delivered or made within the time limits (if any) prescribed by any Applicable Law and there has never been any penalty, surcharge, late fee, fine or interest imposed by any Governmental Entity in respect of any accounts, documents, returns or filings that were not supplied to such Governmental Entity within such prescribed time limit.

(C)	There are no breaches by each of Cogo of its respective constitutional documents (whether as a result of entering into or performing this Agreement or otherwise).

(D)	The register of members of each of Cogo contains complete and accurate records of its members from time to time and all issues and transfers of shares in the capital of Cogo have been registered in accordance with the respective constitutional documents of Cogo from time to time in force, all such transfers being duly stamped or certified as to nil stamp duty payable prior to registration.

2.	Seller

2.1	Authority

The Seller has the legal right and full power and authority to enter into and perform this Agreement and any other documents to be executed by it pursuant to or in connection with this Agreement.

2.2	Validity

The documents referred to in paragraph 2.1 will, when executed, constitute valid and binding obligations on the Seller, in accordance with their respective terms.

2.3	Constitutional documents

(A)	The execution and delivery, and the performance by the Seller of its obligations under this Agreement and the documents relating to the matters contemplated herein, will not result in a breach of any provision of the constitutional documents of the Seller or its subsidiaries.

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2.4	Non-compliance

The execution and delivery, and the performance by the Seller of its obligations under (as the case may be) this Agreement and the documents relating to the matters contemplated herein, will not:

(A)	result in a breach of, or constitute a default under, any instrument to which the Seller, is a party or by which the Seller is bound and which is material in the context of the transaction contemplated by this Agreement;

(B)	result in a breach of any order, judgment or decree of any court or governmental agency to which the Seller or Cogo is a party or by which the Seller is bound and which is material in the context of the transaction contemplated by this Agreement; or

(C)	require the Seller to obtain any consent or approval of, or give any notice to or make any registration with, any Governmental Entity or other authority which has not been obtained or made at the date of this Agreement.

2.5	Corporate Action

The Seller has taken or will have taken by Completion all corporate action required by it to authorise it to enter into (if applicable) and to perform this Agreement and any other documents to be executed by it pursuant to or in connection with this Agreement.

2.6	Title over

The Seller is the sole legal and beneficial owner of the Sale Shares and has the right to exercise all voting and other rights over the Sale Shares.

2.7	Validly issued Shares

The Sale Shares comprise the entire issued share capital of Cogo, which have been properly and validly issued and allotted and has been fully paid.

2.8	Encumbrance

There is no Encumbrance on, over or affecting the Sale Shares, and there is no commitment to give or create any and no claim has been made by any person to be entitled to any.

2.9	Consents

All consents for the transfer of the Sale Shares have been obtained or will be obtained by Completion.

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3.	Warranties on the Target Group Companies

3.1	Corporate Matters

(A)	All of the details of the Target Group Companies shown in Schedule 1 are true, accurate and complete.

(B)	Each of the Target Group Companies has been duly incorporated or established and is validly existing under the Applicable Law, has obtained all necessary approvals from the relevant Governmental Entity to own its assets and to lawfully conduct and operate its business as presently conducted and all such approvals are valid and subsisting and, to the best knowledge of the Seller, there is no reason why any of them should be suspended, cancelled or revoked.

(C)	To the best knowledge of the Seller, no event or circumstance exists that may (with or without the giving of notice or the lapse of time or both) (a) constitute or result, directly or indirectly, in a violation of or a failure to comply with any term or condition of any such approvals from the relevant Governmental Entities or (b) result, directly or indirectly, in the revocation, withdrawal, suspension, cancellation or termination or non-renewal of, or any modification to, any such approvals from the relevant Governmental Entities.

(D)	No order has been made or petition presented or resolution passed or meeting convened (or other similar process) for the winding up or bankruptcy of any Target Group Company and no distress, execution or other process has been levied on any of its assets. No Target Group Company is insolvent nor unable to pay its debts due for payment, no receiver or manager or liquidation committee or liquidator or similar committee or official has been appointed by any person of its business or material assets or any substantial part thereof, and no power to make any such appointment has arisen. No Target Group Company has taken steps to enter liquidation and there are no valid grounds on which a petition or application could be based for the winding up or bankruptcy or appointment of a receiver or manager or liquidation committee or liquidator or similar committee or official of any Target Group Company.

(E)	All issued shares or equity interest (as the case may be) in the capital of each Target Group Company have been fully paid up.

(F)	There is no declaration, setting aside or payment or other distribution in respect of any Target Group Company’s capital, or any direct or indirect redemption, purchase or other acquisition of any of such capital by such Target Group Company, other than as provided in this Agreement.

(G)	The register of members, the register of directors and all other statutory books of each of the Target Group Companies are up to date and contain true, full and accurate records of all matters required to be dealt with therein and none of the Target Group Companies has received any notice of any application or intended application for rectification of its register.

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3.2	Compliance

(A)	Each of the Target Group Companies has complied with its constitutional documents in all material respects, and has full power, authority and legal right to own its assets and carry on its business.

(B)	Each Target Group Company has complied in all material respects with all Applicable Law. None of the Target Group Companies has received notice of any violation of any Applicable Law which is still outstanding from any Governmental Entity.

(C)	All necessary approvals from the relevant Governmental Entities obtained by the Target Group Companies collectively constitute all of the approvals necessary or desirable for the Target Group Companies to lawfully conduct and operate its respective business, and are valid and in full force and effect. All terms and conditions applicable to such approvals have been and are being fully complied with by each of the Target Group Companies in all material respects.

3.3	Accounts

(A)	The Management Accounts have been prepared in accordance with all due care, and the cumulative profits assets and liabilities of the Target Group stated in the Management Accounts have not been materially misstated. The accounting and other records of the Target Group have been fully, properly and accurately kept and completed, and such records show a true and fair view o the Target Group’s trading transactions and its financial, contractual and trading position.

(B)	The Management Accounts show a true and fair view of the assets, liabilities, capital commitments and the state of affairs of Target Group as at the Management Accounts Date or of the profits and losses of Target Group for the period concerned.

(C)	Since the Management Accounts Date:

(i)	no Target Group Company has disposed of any asset (including trading stock) or supplied any service or business facility of any kind (including a loan of money or the letting, hiring or licensing of any property whether tangible or intangible) in circumstances where the consideration actually received or receivable for such disposal or supply was less than the consideration which would be deemed to have been received for Tax purposes;

(ii)	no Target Group Company has assumed or incurred any liabilities (actual or contingent) or expenditure otherwise than in the ordinary and usual course of carrying on its business or entered into any transaction which is not in its ordinary and usual course of business;

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(iii)	no business of any Target Group Company has been materially and adversely affected by the loss of any important contract or customer or source of supply or by any abnormal factor not affecting similar businesses to a like extent and the Seller is not aware of any facts which are likely to give rise to any such effects; and

(iv)	no dividends, bonuses or distributions have been declared, paid or made by any Target Group Company.

3.4	Taxation

(A)	Each of the Target Group Companies has duly and punctually paid all Taxation which is due and which it has become liable to pay and is under no outstanding liability to pay any penalty, interest, surcharge or fine in connection with any Taxation and has complied in all respects with all legislation relating to Taxation applicable to such company.

(B)	None of the Group Companies is involved in any dispute in relation to Taxation. To the best of the knowledge of the Seller, there is no relevant Governmental Entity concerned which has investigated or indicated that it intends to investigate the Tax affairs of any Group Company.

3.5	Consequence of the acquisition

The entry into of this Agreement and the other Transaction Documents does not, and the performance and compliance with the terms of this Agreement and the other Transaction Documents will not:

(A)	cause any member of the Target Group to lose the benefit of any Authorisations in relation to the Target Group or relieve any person of any obligation to the Target Group (whether contractual or otherwise) or enable any person to determine any such obligation or any contractual right or benefit now enjoyed by the Target Group or to exercise any other material right whether under an agreement or otherwise in relation to the Target Group;

(B)	result in any present or future indebtedness of the any member of the Target Group becoming due or capable of being declared due and payable prior to its stated maturity;

(C)	give rise to or use to become exercisable any option or right of pre-emption including any right of pre-emption under a joint venture or related agreement to which any member of the Target Group is a party;

(D)	result in a breach of, or constitute a default under any order, judgment or decree of any regulatory authority by which any member of the Target Group or any assets of the business of the Target Group is bound or subject;

(E)	result in a breach of, or constitute a default under the terms, conditions or provisions of any agreement, understanding, arrangement or the instrument including, but not limited to, any contracts of any member of the Target Group (which contracts include any joint venture or related agreements to which any member of the Target Group is a party);

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(F)	entitle a third party to terminate any agreement to which any member of the Target Group is a party and material to the Target Business.

4.	Assets

4.1	Title

(A)	All assets currently employed in the operation of the businesses of each Target Group Company (other than trading stock which is intended to be subsequently disposed of in the ordinary course of business or trading stock acquired subject to retention or reservation of title by the supplier or manufacturer thereof) and all material assets (save and except for the trading stock) used by the Target Group:

(i)	are legally and beneficially owned by the Target Group free from all Encumbrances; and

(ii)	are in the exclusive possession or under the exclusive control of the Target Group.

(B)	There are no material assets shared with any other entity other than any Target Group Company which are used in connection with the business of such Target Group Company.

4.2	General Commercial Matters

(A)	There are no loans, guarantees, pledges, mortgages, charges, liens, debentures or other Encumbrances given, made or incurred by or on behalf of any Target Group Company which may incur material liability to any Target Group Company, except for those incurred in its ordinary and usual course of business.

(B)	To the best of the knowledge of the Seller, none of the Target Group Companies is the subject of any official investigation or inquiry by any Governmental Entity.

4.3	Intellectual Property

All material Intellectual Property used in the respective business of the Target Group Companies:

(A)	is owned by each of the Target Group Companies as the sole legal and beneficial owner, free of any license or Encumbrance in favour of a third party, except as disclosed in the Disclosure Schedule; or

(B)	is used by the Target Group in accordance with the terms of a current license from the owner of that Intellectual Property, full details of which are set out in the Disclosure Schedule.

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4.4	Insurance

All the assets of the Target Group of an insurable nature have at all material times been and are insured in amounts to the full replacement value thereof against fire and other risks normally insured against by persons carrying on substantially the same classes of business as those carried on by the Target Group, and as required by Applicable Law.

4.5	Litigation

(A)	There are no actions, suits or proceedings (including arbitration proceedings) pending or threatened against or brought by any Target Group Company.

(B)	None of the Target Group Companies is subject to or, in default with respect to, any order, writ, injunction or decrees of any court, tribunal or Governmental Entity, domestic or foreign.

(C)	There is no unsatisfied judgment, court order or tribunal or arbitral award outstanding against any Target Group Company and no distress, execution or process has been levied on any part of their respective business or assets.

4.6	Employees

(A)	Each Target Group Company has complied with all obligations in all respects imposed on it by, and all orders and awards made under all Applicable Law relating to employment, employment practices, conditions of employment, equal employment opportunity, non-discrimination, entitlements, immigration, wages, hours, benefits, labor relations, collective bargaining, the payment of social security and similar Taxes and occupational safety and health.

(B)	To the best knowledge of the Seller, no Target Group Company is in breach of, or has taken any action which would constitute a breach of, any contract in respect of employment of any of the employees. To the best knowledge of the Seller, no employee is in breach of, or has taken any action which would constitute a breach of, any contract in respect of employment of any of the employees.

4.7	Environmental and Safety Laws

(A)	No Target Group Company is in violation in any material respect of any applicable statute, law or regulation relating to the environment or occupational health and safety (the “Environmental and Safety Laws”) and, to the best knowledge of the Seller, no material expenditures are or will be required in order for any Target Group Company to comply with any such existing Environmental and Safety Laws.

(B)	Each of the Target Group Companies has obtained all permits, licenses and other authorisations that are required under applicable Environmental and Safety Laws to conduct its business and has filed all reports, notices, assessments, plans, inventories, and applications required by Environmental and Safety Laws.

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Schedule 4

Purchaser’s Warranties given under Clause 9.11

1.	The Purchaser has the legal right and full power and authority to enter into and perform this Agreement and any other documents to be executed by it pursuant to or in connection with this Agreement.

2.	The execution and delivery, and the performance by the Purchaser of its obligations under this Agreement and the documents relating to the matters contemplated herein (including without limitation the Share Charge), will not:

(a)	result in a breach of any provision of the constitutional documents of the Purchaser;

(b)	result in a breach of, or constitute a default under, any instrument to which the Purchaser is a party or by which the Purchaser is bound and which is material in the context of the transaction contemplated by this Agreement;

(c)	result in a breach of any order, judgment or decree of any court or governmental agency to which the Purchaser is a party or by which the Purchaser is bound and which is material in the context of the transaction contemplated by this Agreement; or

(d)	require the Purchaser to obtain any consent or approval of, or give any notice to or make any registration with any Governmental Entity or other authority which has not been obtained or made at the date of this Agreement.

Schedule 5

Disclosure Schedule

PROXY

VIEWTRAN GROUP, INC.

EXTRAORDINARY MEETING OF SHAREHOLDERS

This Proxy is Solicited on Behalf of our Board of Directors

The undersigned hereby appoints Andy Liu as proxy to represent the undersigned at the extraordinary meeting of shareholders to be held at Suite 1501, Tower C, Skyworth Building, High-Tech Industrial Park, Nanshan, Shenzhen 518057, People’s Republic of China, on May 27, 2015 at 10:30 a.m., Beijing time, and at any adjournments thereof, and to vote the ordinary shares the undersigned would be entitled to vote if personally present, as indicated below.

Our board of directors recommends that you vote “FOR” the proposal.

2.	Approval of the Sale and Purchase Agreement with Blueberry Capital and the Transactions Contemplated thereby by Special Resolution.

	FOR ☐	AGAINST ☐	ABSTAIN ☐

The ordinary shares represented by this proxy will be voted as directed, but if no direction is given, the ordinary shares will be voted FOR each of the four proposals set forth above.

If any other business is presented at the meeting, this proxy will be voted by those named in this proxy in their best judgment. At the present time, our board of directors knows of no other business to be presented at the meeting.

DATED: __________________________________2015

Signature

Signature if held jointly

(Please date, sign as name appears at the left, and return promptly. If the shares are registered in the names of two or more persons, each person should sign. When signing as Corporate Officer, Partner, Executor, Administrator, Trustee or Guardian, please give full title. Please note any changes in your address alongside the address as it appears in the proxy.)

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